Exhibit (a)(5)(clxxxviii)

For Immediate Release

Contacts:	Jennifer Glass
Oracle Corporation
(650) 633 6192
jennifer.glass@oracle.com

ORACLE RELEASES LETTER TO PEOPLESOFT BOARD

REDWOOD SHORES, Calif., November 22, 2004 (http://www.oracle.com) — Oracle Corporation (ORCL) sent the following letter to the PeopleSoft Board of Directors on Sunday evening:

November 21, 2004

Board of Directors

PeopleSoft, Inc.

4460 Hacienda Drive

Pleasanton, California 94588

Members of the Board:

We have received your response to our letter of November 19, 2004, and we see it for what it is, a second rejection of our best and final offer of $24.00 per share, yet this time with a repudiation of the choice nearly 61 percent of your shareholders have already made. We are obviously at an impasse. In that light, we thought it would be helpful to review a few key facts:

First, based upon your business fundamentals, a rapidly intensifying competitive landscape, and the consensus view of your earnings prospects, we continue to believe the fair price for PeopleSoft remains $21.00 per share. In the spirit of resolving this long running matter for the good of PeopleSoft’s shareholders, customers and employees, we raised our offer by $3.00 per share – approximately $1.1 billion – to $24.00 per share.

Second, on November 10, 2004 you rejected our $24.00 per share offer. You recommended against our $24.00 per share offer on the basis that PeopleSoft is worth more today than it was in February 2004. We do not understand how you reach that conclusion. As many analysts have noted, in February 2004, the company’s earnings expectations for FY 2004 were significantly higher than today’s outlook for FY 2004 and the same as your new revenue outlook for all of FY 2005.

Third, it is nearly unanimous among financial analysts that your new FY 2005 guidance is simply not credible. Just as your FY 2004 guidance was manufactured as a basis to oppose our previous offers – and was, in fact, not achieved – your new guidance is equally not credible and appears to be little more than an attempt to justify opposing our current offer. It is only upon the basis of your “new” numbers that you conclude $24.00 is not fair. If one looks at independent consensus 2005 earnings estimates for PeopleSoft, $24.00 per share reflects a very generous premium relative to true earnings multiples.

Fourth, leading up to the November 19, 2004 deadline, trading volume in PeopleSoft’s common stock was uncharacteristically heavy. Based on our estimates, we believe as much as one third of PeopleSoft’s stock – perhaps as many as 125,000,000 shares – was sold by your long term investors at prices ranging between $22.50 and $23.00. In other words, the best indication of actual shareholder sentiment is that nearly one third of your company was actually sold – not merely tendered – at prices well below $24.00 per share. These shareholders sold into a market valuation created by the existence of our offer, not by your underlying fundamentals, and they sold at prices materially below $24.00 per share.

Fifth, and most important, more than 60 percent of your shareholders tendered their shares at $24.00. When faced with the actual choice between $24.00 per share and your alternative plan, your shareholders favored $24.00.

As fiduciaries, the burden for bringing this matter to a close rests with you. There is no good reason to shift the burden of resolution from the Board to the Chancery Court in Delaware. Likewise, there is no reason to shift the burden of resolution from the Board to your shareholders through a protracted proxy battle next spring. These tactics are transparent to all involved. Your shareholders have had more than a year and a half to evaluate our offer relative to your stand-alone plan, and they have chosen Oracle’s offer. They should not have to wait another four months (or more) for an outcome.

A majority of PeopleSoft’s owners are now prepared to sell at $24.00 per share, and we are once again requesting that the Board immediately redeem the poison pill and exempt the transaction under Delaware Section 203 and allow the shareholders to sell the company they own.

Sincerely,

Jeff Henley

Chairman of the Board

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.